CLAROS MORTGAGE TRUST, INC.

60 Columbus Circle, 20th Floor

New York, NY 10023

November 1, 2021

VIA EDGAR AND EMAIL

Mr. Ronald E. Alper

Division of Corporation Finance – Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re: Registration Statement on Form S-11 (No. 333-260140) of Claros Mortgage Trust, Inc.

Dear Mr. Alper:

On behalf of Claros Mortgage Trust, Inc. and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-11 be accelerated to November 2, 2021 at 4:00 pm Eastern Time, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform William Cernius of Latham & Watkins LLP at (949) 294-1699 or william.cernius@lw.com.

Very truly yours,

CLAROS MORTGAGE TRUST, INC.

By:	/s/ Richard J. Mack
	Name:	Richard J. Mack
	Title:	Chief Executive Officer

cc: William Cernius, Latham & Watkins LLP